SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Crayfish Co., Ltd.

(Translation of registrants name into English)

5th Floor
Minami Ikebukuro 1-16-15
Minami Ikebukuro
Toshima-Ku
Tokyo 171-0022
Japan

(Address of principal executive offices)

Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]           Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants “home country”;), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Information furnished on this form:

1.	Presentation of Financial Results for FY2003 as delivered during previously announced investor conference call on November 17, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

(Registrant)

By	/s/ Kazuhiko Muraki

(Signature)
Kazuhiko Muraki
President and Representative Director

Date: November 17, 2003

Financial Results for FY2003 Crayfish Co., Ltd. November 17, 2003

Safe Harbor This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this presentation, but investors are advised to consult any further disclosures by the Company in its subsequent filings^ pursuant to the Securities Exchange Act of 1934.

Part I^Financial Results for FY2003 Part II Next Term Business Strategy Contents

Part I Financial Results for FY2003 Presented by Chief Financial Officer Fumio Komatsubara

Summary of Balance Sheets (In Million Yen) FY2003 (As of September 30, 2003) (Unaudited) FY2002 (As of September 30, 2002) (Audited) remarks Current Assets 3,081 16,709 Reducing cash by capital reduction ^ Other Assets 32 206 Sale and retirement of fixed and dormant assets Total Assets 3,113 16,915 Current Liabilities 995 198 Within cost for Settlement of U.S. Class Action (JPY782) Total Liabilities 995 198 Total Shareholders' Equity 2,117 16,716 Total Liabilities and Shareholder's Equity 3,113 16,914 ^Other Assets includes: Property and equipment, net of accumulated depreciation, Deposits paid for rental offices, Deposits paid for rental offices due from related parties Deposit for subscription of equity stock and Other assets

Summary of Statements of Income(Unaudited) FY2003 (Oct. 1, 2002 - Sept. 30, 2003) (Unudited) FY2002 (Oct. 1, 2001 - Sept. 30, 2002) (Audited) ^Revenue 1,772 2,945 Gross Profit 1,122 2,309 SG&A Expense 512 806 Income from Operations 563 1,331 Income before provisions for income tax (227) 1,342 Net income (loss) (228) 1,338 (In Million Yen) ^Revenue of the unaudited nonconsolidated statements of income prepared for FY 2002 and FY2003 is consisted: Revenue from third parties, and Revenue from related parties. The sum of revenues are shown in this summary.

(In Million Yen) Revenue 00/12 37259 37262 ^^? 636 543 465 436 403 468 ^?^ FY2003 3Q (Apr.2002- Jun.2002) 4Q (Jul.2002- Sep.2002) FY2003 1Q (Oct. 2002- Dec.2002) 2Q ( Jan.2003- Mar.2003) (In Million Yen) 3Q ( Apr.2003- Jun.2003) 4Q (Jul.2003- Sep.2003)

Cost of Revenue



(In Million Yen)
300
250
200
150
100
50
0
138
156
138
162
147
203
FY2003 3Q (Apr.2002-Jun.2002)
4Q (Jul.2002-Sep.2002)
FY2003 1Q (Oct. 2002-Dec.2002)
2Q (Jan.2003-Mar.2003)
3Q (Apr.2003-Jun.2003)
4Q (Jul.2003-Sep.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:8

SG&A Expense

Crayfish

(In Million Yen)


250
200
150
100
50
0
198
147
107
126
118
161
FY2003
3Q
(Apr.2002-Jun.2002)
4Q
(Jul.2002-Sep.2002)
FY2003
1Q
(Oct. 2002-Dec.2002)
2Q
(Jan.2003-Mar.2003)
3Q
(Apr.2003-Jun.2003)
4Q
(Jul.2003-Sep.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page.9

Net income

(In Million Yen)


400
200
0
-200
-400
-600
-800
280
207
185
147
-642
82
FY2002
3Q
(Apr.2002-Jun.2002)
4Q
(Jul.2002-Sep.2002)
FY2003
1Q
(Oct. 2002-Dec.2002)
2Q
(Jan.2003-Mar.2003)
3Q
(Apr.2003-Jun.2003)
4Q
(Jul.2003-Sep.2003)

© Crayfish Co., Ltd. 2003 All Rights Reserved.

Page:10

Summary of Statements of Cash Flow (In Million Yen) FY2002 (Oct. 2001-Sep.2002) (Audited) FY2003 (Oct. 2002-Sep.2003) (Unaudited) Ratio Net cash (used in ) provided by operating activities 1,777 (217) - Net cash (used in ) provided by investing activities 203 108 (46.8%) Net cash (used in ) provided by financing activities 2 (14,371) - Net (decrease ) increase in cash and cash equivalents 1,983 (14,480) -

Earnings projection (Consolidated and Non-consolidated) Non consolidated FY2003 (Oct.2002-Sept.2003) (unaudited) FY2004 (Oct.2003-Sept.2004) Earnings projection Ratio Revenue 1,768 1,500 (15.2%) Ordinary income 594 200 (66.3%) Net (loss) income (232) 180 - (In Million Yen) Consolidated FY2003 (Oct.2002-Sept.2003) (unaudited) FY2004 (Oct.2003-Sept.2004) Earnings projection Ratio Revenue - 1,550 - Ordinary income - 200 - Net (loss) income - 180 - Japan GAAP

Part II Mid-Long Term Business Strategy Presented by Chief Financial Officer Fumio Komatsubara

Principle Events of FY2003 June 7, 2000 - U.S. Class Action settlement Avoid further cost Uncertainty avoidance Eliminate certain concerns re-management decisions Consideration to de-list from the U.S. NASDAQ Market June 20, 2003 - Propose cash dividend in connection with capital reduction Concentrate management resources on Japanese Market Avoid future costs Return surplus assets to shareholders Enhance financial efficiency Modify assets scale to fit business

Sales performance of Server business Oct Nov Dec Jan Feb Mar Apr May June July Aug Sept Sales 162238 146815 132448 122897 117819 115942 113454 108794 107239 104494 102286 101968 Gross Profit 118749 106048 92387 85890 81967 80178 77576 75299 73887 73464 71867 71849 Oct Nov Dec Jan Feb Mar Apr May June July Aug Sept Subscribers 12115 11431 10715 10245 9882 9545 9258 8992 8784 8560 8386 8209 Cancelletion 762 607 743 490 384 356 324 293 227 251 193 201 Sales and Gross profit DISKWING customers Current condition ^Differentiation by expanding services. ^Keeping around 200 cancellation. Objection ^Improvement of customer supports. ^Get new subscriber more than cancellation. (Cancellation number)

Oct Nov Dec Jan Feb Mar Apr May June July Aug Sept ERP 2800 4375 12285 10150 8820 18970 16450 5250 17500 7000 11850 9000 PC-FAX 0 0 0 13000 26000 0 0 0 0 0 Virus Checker 0 0 0 0 0 0 123 0 516 1206 1885 10^ 11^ 12^ 1^ 2^ 3^ 4^ 5^ 6^ 7^ 8^ 9^ Gross profit 625 1275 4117 3770 6369 13592 7966 1786 9000 3888 6231 6120 Sales performance of Software business Begin test marketing Increase sales by seasonal order Current condition ^Achieve total sales JPY30million in 4Q FY2002. ^Utilizing group companies' sales network. Objection ^Market software which fits customer needs. ^Intensification of merchandise sales. Total and individual sales and gross profit (Thousand JPY)

Sales Performance of Internet Advertising Space Apr May June July Aug Sep Sales 562 8692 16112 26565 34198 25496 Partner 18 25 40 55 62 72 Gross profit 456 2584 3860 7006 13544 6899 Sales and gross profit Current condition ^ Achieve total sales 86million in 4Q FY2002. ^Utilizing group companies' sales network. Objection ^Increase number of partners. ^Increase sales through subsidiary. (Thousand JPY) (Partners)

Hardware business

Hardware Business


Hardware vender
Purchase
Crayfish
Wholesale
Group sales network
Distribute
Customer

Current condition

・ Utilizing group companies' sales network for sell wholesale.

Objection

・ Handle more products by increase contracted vender.

・ Increase profit by develop more sales networks .

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:18

Internet advertising space business Strategy for Each Business ^Improve customer support to decrease the cancellation. ^Increasing profit from new order, and try to over come the cancellation by new order. Server business ^Customization of software which fits market needs. ^Expanding sales network by develop network outside of group. Software business ^Capturing new customers by sharing information within the group. ^Resarch needs of existing customers of the group. ^Continually sell the new product to customer. ^Market and provide new product in right time. Hardware business

Objection (Subsidiary) Establishment of Cyber Joy, Inc. Reasons for establishment To increasing profit Strengthen the sales for Internet advertising space business Forecast Strengthen the sales to companies which needs advertisement

Corporate Policy and Strategy Market a wide array of IT Productions and Services Highly efficient small-group structure Minimum R&D cost and inventory, emphasis on cash flow Synergistic affection of Group relations Boost profits by expanding software business Boost profits by Internet advertising space business Maintain profits by stabilizing server business Corporate strategy Corporate policy Boost profits by expanding hardware business

Crayfish Vision for FY2004 Internet Advertising Space Server Market a wide array of IT products and services Use synergies with Hikari Tsushin group companies to boost sales 2. Maintain stable revenues and profits Software Hardware

Thank You. Crayfish Co., Ltd. Inquiries to: Investor Relations Department 81-3-5951-7192